UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 28, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Royal Bank of Scotland Group plc

File No. 1-10306 - CF#36848

The Royal Bank of Scotland Group plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 30, 2014.

Based on representations by The Royal Bank of Scotland Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.11	through March 29, 2023
Exhibit 4.12	through March 29, 2023
Exhibit 4.13	through March 29, 2023
Exhibit 4.14	through March 29, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary